Exhibit 99.1

Q1 2014	First Quarter Report
for the three months ended June 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2013 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Report on Form 20-F for the fiscal year ended March 31, 2013. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “SMART Technologies,” “SMART®,” “we,” “our,” “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2014, we mean our fiscal year ending March 31, 2014. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America and the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2013	1.0162	1.0011
Monthly Fiscal 2014
April	1.0114	1.0190
May	1.0297	1.0201
June	1.0519	1.0320
Monthly Fiscal 2013
April	0.9879	0.9926
May	1.0329	1.0102
June	1.0181	1.0275

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding,” “expect,” “increase,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the enterprise market and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	changes to our business model;

•	our substantial debt could adversely affect our financial condition;

•	our inability to service our indebtedness;

•	our ability to enhance current products and develop and introduce new products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	possible changes in the demand for our products;

•	our ability to maintain sales in developed markets that are more saturated;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to attract, retain and motivate qualified personnel;

•	uncertainty or disruptions as a result of changes in our senior management;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage cash flow, foreign exchange risk and working capital; and

•	our ability to manage, defend and settle litigation.

Overview

SMART Technologies Inc. is a leading provider of integrated hardware and software solutions that facilitate collaboration and learning in classrooms and meeting rooms. We introduced the world’s first interactive whiteboard in 1991 and we remain the global leader in the interactive display market with over 2.8 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over two million classrooms worldwide, reaching over 50 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products including SMART Board® interactive whiteboards and flat panels, LightRaiseTM interactive projectors, the SMART Table® interactive learning center and the SMART PodiumTM. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our solutions for enterprise include a set of comprehensive products that combine industry-leading interactive displays with powerful collaboration software.

Highlights

•

Revenue decreased by 10.7%, from $174.5 million in the first quarter of fiscal 2013 to $155.9 million in the first quarter of fiscal 2014. Gross margin percentage was 43.4% in the first quarter of fiscal 2014 compared to 46.2% in the prior-year period. Adjusted EBITDA increased by $2.4 million, from $25.1 million in the first quarter of fiscal 2013 to $27.5 million in the first quarter of fiscal 2014. Adjusted Net Income increased by $4.2 million, from $12.6 million in the first quarter of fiscal 2013 to $16.8 million in the first quarter of fiscal 2014.

•

In December 2012, we signed a purchase and sale agreement to execute a sale-leaseback of our global headquarters building located in Calgary, Canada. The transaction closed in the first quarter of fiscal 2014 for net proceeds of $76.2 million. The term of the lease is 20 years with annual rental payments of CDN$5.9 million subject to an 8% escalation every five years. Based on the terms of the lease, we have classified and are accounting for the lease as a capital lease. We repaid $10.0 million of the First lien facility from the proceeds of the sale.

•

On July 31, 2013, we announced the closing of our credit facility refinancing. Our wholly-owned subsidiary, SMART Technologies ULC, entered into a four-and-a-half-year senior secured term loan (the “Term Loan”) in an aggregate principal amount of $125.0 million and a new four-year asset-based loan facility (the “ABL”) with an aggregate principal amount of $50.0 million. The Term Loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years. The ABL is priced at LIBOR plus 2.5%.The proceeds from this transaction were used to refinance our First lien facility, fund transaction costs and for other corporate purposes.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended June 30,
	2013	2012
Consolidated Statements of Operations
Revenue	$155.9	$174.5
Cost of sales	88.2	93.8

Gross margin	67.7	80.7
Operating expenses
Selling, marketing and administration	31.5	48.1
Research and development	11.2	13.2
Depreciation and amortization	6.8	7.6
Restructuring costs	(0.7)	0.1

Operating income	18.9	11.7
Non-operating expenses (income)
Other income, net	(0.1)	(0.1)
Interest expense	3.5	3.2
Foreign exchange loss	6.3	6.3

Income before income taxes	9.2	2.3
Income tax expense	0.0	0.8

Net income	$9.2	$1.5

Earnings per share
Basic	$0.08	$0.01
Diluted	$0.07	$0.01
Weighted-average number of shares outstanding
Basic	120,677,694	121,141,901
Diluted	126,479,773	124,044,976
Period end number of shares outstanding	121,469,414	121,084,401

Selected Data
Revenue by geographic location
North America	$95.9	$121.8
Europe, Middle East and Africa	31.8	38.0
Rest of World	28.2	14.7

	$155.9	$174.5

Revenue change(1)	(10.7)%	(13.8)%
As a percent of revenue
Gross margin	43.4%	46.2%
Selling, marketing and administration	20.2%	27.6%
Research and development	7.2%	7.6%

Adjusted EBITDA(2)	$27.5	$25.1
Adjusted EBITDA as a percent of revenue(2)(3)	17.6%	14.1%

Adjusted Net Income(4)	$16.8	$12.6
Adjusted Net Income per share(4)(5)
Basic	$0.14	$0.10
Diluted	$0.13	$0.10

Total number of interactive displays sold(6)	88,556	94,811
Average selling price of interactive displays sold(7)	$1,341	$1,415

Total assets	$539.2	$530.1
Total long-term liabilities	$435.1	$392.0

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.

(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended June 30,
	2013	2012
Adjusted EBITDA
Net income	$9.2	$1.5
Income tax expense	—	0.8
Depreciation in cost of sales	1.5	1.0
Depreciation and amortization	6.8	7.6
Interest expense	3.5	3.2
Foreign exchange loss	6.3	6.3
Change in deferred revenue(1)	—	2.9
Stock-based compensation	1.0	1.8
Costs of restructuring	(0.7)	0.1
Other income, net	(0.1)	(0.1)

Adjusted EBITDA	$27.5	$25.1

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.6 million and $12.0 million in the three months ended June 30, 2013 and 2012, respectively.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended June 30,
	2013	2012
Adjusted Net Income
Net income	$9.2	$1.5
Adjustments to net income
Amortization of intangible assets	2.4	2.4
Foreign exchange loss	6.3	6.3
Change in deferred revenue(1)	—	2.9
Stock-based compensation	1.0	1.8
Costs of restructuring	(0.7)	0.1

	9.0	13.5
Tax impact on adjustments(2)	1.4	2.4

Adjustments to net income, net of tax	7.6	11.1

Adjusted Net Income	$16.8	$12.6

Adjusted Net Income per share
Earnings per share—basic	$0.08	$0.01
Adjustments to net income, net of tax, per share	0.06	0.09

Adjusted Net Income per share—basic	$0.14	$0.10

Earnings per share—diluted	$0.07	$0.01
Adjustments to net income, net of tax, per share	0.06	0.09

Adjusted Net Income per share—diluted	$0.13	$0.10

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $18.6 million, or 10.7%, from $174.5 million in the first quarter of fiscal 2013 to $155.9 million in the first quarter of fiscal 2014. Sales volumes for SMART’s interactive displays in the first quarter of fiscal 2014 were 88,556 units, a decrease of 6,255 units, or 6.6%, from 94,811 units in the first quarter of fiscal 2013. The decline in revenue for the quarter was the result of continued macroeconomic pressures and competition from tablets in the education market. However, the quarterly decline in our education product revenue has been somewhat tempered through improvements to our operating model and strategic focus. Sales of our enterprise products experienced moderate growth over the same period last year and sales of our optical touch components were exceptionally strong this quarter as we received a few large orders from PC manufacturers. The interactive display average selling price decreased by $74, from $1,415 in the first quarter of fiscal 2013 to $1,341 in the first quarter of fiscal 2014. The decrease in average selling price was primarily due to a higher proportion of lower-priced products sold.

Gross Margin

Gross margin decreased by $13.0 million, from $80.7 million in the first quarter of fiscal 2013 to $67.7 million in the first quarter of fiscal 2014. Lower revenue was the key driver of the absolute gross margin decline. The gross margin percentage in the first quarter of fiscal 2014 was 43.4%, compared to 46.2% in the first quarter of fiscal 2013. The decline in the period-over-period gross margin percentage was a result of the increased revenue from our optical touch components, which generate lower gross margins. Excluding the effects of this additional revenue, there was no change to gross margin compared to the prior-year period.

Operating Expenses

Selling, Marketing and Administration Expense

Selling, marketing and administration expenses decreased by $16.6 million, or 34.5%, from $48.1 million in the first quarter of fiscal 2013 to $31.5 million in the first quarter of fiscal 2014. The decrease in the first quarter of fiscal 2014 compared to the first quarter of fiscal 2013 was due to the impact of the fiscal 2013 restructuring which resulted in significant workforce reductions and reductions in discretionary spending. Selling, marketing and administration expense in the first quarter of fiscal 2013 included $5.7 million in one-time costs relating to consulting fees for the strategy and business process reviews and organizational changes.

Research and Development Expenses

Our research and development expenses decreased by $2.0 million, or 15.2%, from $13.2 million in the first quarter of fiscal 2013 to $11.2 million in the first quarter of fiscal 2014. Research and development remains a core focus and we continue to invest in product innovation.

Depreciation and Amortization

Depreciation and amortization of property and equipment decreased by $0.8 million, from $5.2 million in the first quarter of fiscal 2013 to $4.4 million in the first quarter of fiscal 2014. Amortization of intangible assets was $2.4 million in the first quarter of fiscal 2014 and the first quarter of fiscal 2013.

Costs of Restructuring

(a)	Fiscal 2013 December restructuring

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. During the first quarter of fiscal 2014, we recorded additional restructuring costs of $0.5 million primarily related to employee termination and other restructuring costs. Our original estimate was higher than actual employee termination costs incurred and as a result an adjustment of $(1.3) million was recorded.

(b)	Fiscal 2012 August restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. We incurred $0.1 million in accretion expense related to the lease obligation in both the first quarter of fiscal 2014 and the first quarter of fiscal 2013.

Non-Operating Expenses

Interest Expense

Interest expense increased by $0.3 million, or 9.4%, from $3.2 million in the first quarter of fiscal 2013 to $3.5 million in the first quarter of fiscal 2014. The increase was due to the addition of interest expense associated with the capital lease obligation which commenced in the first quarter of fiscal 2014.

Foreign Exchange Loss

Foreign exchange loss was $6.3 million in the first quarter of fiscal 2013 and 2014. The foreign exchange loss primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From March 31, 2013 to June 30, 2013, the U.S. dollar strengthened by approximately 3.5% against the Canadian dollar from CDN$1.0162 to CDN$1.0519 compared to 2.1% in the same period last year.

Provision for Income Taxes

Income tax expense decreased by $0.8 million from $0.8 million in the first quarter of fiscal 2013 to nil in the first quarter of fiscal 2014. The decrease in tax expense despite the increase in net income in the first quarter of fiscal 2014 compared to the same period in fiscal 2013 was primarily due to the release in valuation allowance for our foreign operating losses, application of Canadian non-operating losses and the recognition of additional Scientific Research and Experimental Development (“SR&ED”) credits upon finalizing our March 31, 2013 SR&ED claim. The tax provision includes investment tax credits recorded in the first quarter of fiscal 2014 and 2013 of $2.4 million and $1.5 million, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Net Income

Net income increased by $7.7 million from $1.5 million in the first quarter of fiscal 2013 to $9.2 million in the first quarter of fiscal 2014. The increase was primarily due to the decrease in operating expenses of $20.2 million offset by the decrease in gross margin of $13.0 million.

Adjusted EBITDA

Adjusted EBITDA increased by $2.4 million, or 9.6%, from $25.1 million in the first quarter of fiscal 2013 to $27.5 million in the first quarter of fiscal 2014. The increase was primarily due to the decrease in operating expenses offset by the decrease in gross margin.

Adjusted Net Income

Adjusted Net Income increased by $4.2 million, or 33.3%, from $12.6 million in the first quarter of fiscal 2013 to $16.8 million in the first quarter of fiscal 2014. The decrease in Adjusted Net Income was primarily due to the decrease in operating expenses offset by the decrease in gross margin.

Stock-Based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During the first quarter of fiscal 2014, we granted 439,500 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $1.35 which vest over 36 months. The Company had a total of 3,316,699 options outstanding at June 30, 2013 with a weighted-average exercise price of $5.96. In the first quarter of fiscal 2014, we also issued 210,000 time-based RSUs and 4,150,000 performance-based RSUs to executives and senior management of the Company.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net income (loss) to Adjusted EBITDA and reconciliation to Adjusted Net Income (Loss) for each of the eight most recent quarters, including the quarter ended June 30, 2013. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2014	Fiscal Year 2013				Fiscal Year 2012
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Consolidated Statements of Operations
Revenue	$155.9	$105.2	$138.9	$170.8	$174.5	$148.0	$185.1	$210.3
Cost of sales	88.2	59.7	80.1	94.2	93.8	89.2	105.6	113.3

Gross margin	67.7	45.5	58.8	76.6	80.7	58.8	79.5	97.0
Operating expenses
Selling, marketing and administration	31.5	40.1	40.4	42.3	48.1	46.7	44.2	43.2
Research and development	11.2	11.4	12.2	12.0	13.2	12.7	12.4	12.0
Depreciation and amortization	6.8	7.2	8.0	7.9	7.6	7.9	7.6	7.7
Restructuring costs	(0.7)	2.4	15.2	3.1	0.1	0.2	8.7	4.5
Impairment of goodwill	—	—	34.2	—	—	—	—	—
Impairment of property and equipment	—	2.2	—	—	—	—	—	—

Operating income (loss)	18.9	(17.8)	(51.2)	11.3	11.7	(8.7)	6.6	29.6
Non-operating expenses
Interest expense	3.5	3.0	3.2	3.4	3.2	3.5	2.9	4.1
Foreign exchange loss (gain)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7
Other (income) loss, net	(0.1)	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)

Income (loss) before income taxes	9.2	(25.2)	(56.5)	15.9	2.3	(6.5)	11.2	2.9
Income tax expense (recovery)	—	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5

Net income (loss)	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2014	Fiscal Year 2013				Fiscal Year 2012
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted EBITDA
Net income (loss)	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4
Income tax expense (recovery)	—	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5
Depreciation in cost of sales	1.5	0.9	0.8	1.0	1.0	1.0	1.0	0.9
Depreciation and amortization	6.8	7.2	8.0	7.9	7.6	7.9	7.6	7.7
Interest expense	3.5	3.0	3.2	3.4	3.2	3.5	2.9	4.1
Foreign exchange loss (gain)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7
Change in deferred revenue(1)	—	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4
Stock-based compensation	1.0	0.5	—	1.0	1.8	1.2	2.0	2.3
Costs of restructuring(2)	(0.7)	2.6	15.2	3.3	0.1	—	9.0	5.6
Impairment of goodwill	—	—	34.2	—	—	—	—	—
Impairment of property and equipment	—	2.2	—	—	—	—	—	—
Other (income) loss, net	(0.1)	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)

Adjusted EBITDA(3)	$27.5	$(8.8)	$5.8	$26.7	$25.1	$1.7	$29.1	$49.5

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales. Fiscal 2012 includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations and $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2014	Fiscal Year 2013				Fiscal Year 2012
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted Net Income (Loss)
Net income (loss)	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4
Adjustments to net income (loss)
Amortization of intangible assets	2.4	2.3	2.4	2.4	2.4	2.4	2.4	2.4
Foreign exchange loss (gain)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7
Change in deferred revenue(1)	—	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4
Stock-based compensation	1.0	0.5	—	1.0	1.8	1.2	2.0	2.3
Costs of restructuring(2)	(0.7)	2.6	15.2	3.3	0.1	—	9.0	5.6
Impairment of goodwill	—	—	34.2	—	—	—	—	—
Impairment of property and equipment	—	2.2	—	—	—	—	—	—

	9.0	8.2	52.6	0.6	13.5	(1.7)	9.0	36.4
Tax impact on adjustments(3)	1.4	1.0	4.0	1.2	2.4	0.5	3.0	5.6

Adjustments to net income (loss), net of tax	7.6	7.2	48.6	(0.6)	11.1	(2.2)	6.0	30.8

Adjusted Net Income (Loss)(4)	$16.8	$(11.5)	$(2.3)	$13.0	$12.6	$(5.1)	$16.7	$31.2

Adjusted Net Income (Loss) per share
Weighted-average number of shares outstanding (000’s)
Basic	120,678	120,536	120,544	120,757	121,142	121,445	122,033	123,652
Diluted	126,480	120,536	120,544	123,630	124,045	121,445	122,693	124,331

Earnings (loss) per share—basic	$0.08	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00
Adjustments to net income (loss), net of tax, per share	0.06	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25

Adjusted Net Income (Loss) per share—basic	$0.14	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25

Earnings (loss) per share—diluted	$0.07	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00
Adjustments to net income (loss), net of tax, per share	0.06	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25

Adjusted Net Income (Loss) per share—diluted	$0.13	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25

Total number of interactive displays sold(5)	88,556	60,444	71,938	111,741	94,811	81,716	100,898	111,008
Average selling price of interactive displays sold(6)	$1,341	$1,360	$1,535	$1,234	$1,415	$1,322	$1,400	$1,430

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales. Fiscal 2012 includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations and $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)

Reflects the tax impact on the adjustments to net income (loss). A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(4)	Adjusted Net Income (Loss) is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(5)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(6)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of June 30, 2013, we held cash and cash equivalents of $191.3 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of June 30, 2013, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$277.5 million

In the first quarter of fiscal 2014, $10.0 million of the First lien facility was repaid.

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2013.

All debt and credit facilities are denominated in U.S. dollars.

On July 31, 2013, we announced the closing of our credit facility refinancing. Our wholly-owned subsidiary, SMART Technologies ULC, entered into a four-and-a-half-year senior secured term loan (the “Term Loan”) in an aggregate principal amount of $125.0 million and a new four-year asset-based loan facility (the “ABL”) with an aggregate principal amount of $50.0 million. The Term Loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years. The ABL is priced at LIBOR plus 2.5%. The proceeds from this transaction were used to refinance our First lien facility, fund transaction costs and for other corporate purposes.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash (Used in) Provided by Operating Activities

Net cash (used in) provided by operating activities decreased by $9.4 million from net cash provided of $0.7 million in the first quarter of fiscal 2013 to net cash used of $8.6 million in the first quarter of fiscal 2014. The decrease was attributable to a net increase in period-over-period working capital partly offset by higher operating income. This increase in working capital was primarily related to higher trade receivables and a lower period-over-period change in inventory partially offset by increases in accounts payable and accrued and other current liabilities.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities increased by $76.9 million from net cash used in investing activities of $4.9 million in the first quarter of fiscal 2013 to net cash provided by investing activities of $72.0 million in the first quarter of fiscal 2014. The increase was primarily due to proceeds received from the sale of our global headquarters building.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $9.9 million from $1.3 million in the first quarter of fiscal 2013 to $11.2 million in the first quarter of fiscal 2014. The increase was due to $10.0 million in debt repayments on the First lien facility from the proceeds of the sale of our global headquarters building.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2013.

	12 months ending June 30,
	2014	2015	2016	2017	2018	2019 and thereafter	Total
Operating leases	$5.0	$5.0	$4.3	$3.6	$1.3	$12.9	$32.1
Capital lease	5.7	5.7	5.7	5.7	5.8	99.1	127.7
Derivative contracts	0.7	0.1	—	—	—	—	0.8
Long-term debt repayments
Long-term debt	3.1	274.4	—	—	—	—	277.5
Future interest obligations on long-term debt	9.2	1.4	—	—	—	—	10.6
Purchase commitments	86.7	3.9	0.8	—	—	—	91.4

Total	$110.4	$290.5	$10.8	$9.3	$7.1	$112.0	$540.1

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2013. Fluctuations in these rates may result in actual payments differing from those in the above table.

Commitments and contingencies

Securities Class Actions

In re SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.”

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci Action. On February 12, 2013 the plaintiff in the Tucci action served a notice of motion for leave to appeal the certification decision.

Harper v. SMART Technologies Inc. et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending.

All of the claims in Canada and the U.S. are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Provisional Settlement of Securities Class Actions

On March 13, 2013, the Company announced that an agreement in principle had been reached with the plaintiffs in the U.S. and Canadian shareholder class action lawsuits involving the Company, In re SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company.

On May 23, 2013, the United States District Court for the Southern District of New York (“US Court”) issued an order preliminarily approving a proposed settlement in the U.S. class action proceeding, In Re SMART Technologies Inc. Shareholder Litigation. The US Court will hold a hearing on September 17, 2013 in New York City to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

On May 13, 2013, the Ontario Superior Court of Justice (“Canadian Court”) issued an order preliminarily approving a proposed settlement in the Canadian class action proceeding, Tucci v. SMART Technologies Inc. et al.

The Canadian Court will hold a hearing on September 13, 2013 in Toronto, Ontario to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

In addition to obtaining approval from the U.S. Court and Canadian Court, the proposed settlement requires as a pre-condition that the class allegations in Harper v. SMART Technologies Inc., et al., pending in the Superior Court of the State of California, be dismissed with prejudice with all appeal rights exhausted. The California court has stayed all proceedings in that case until the U.S. Court issues its final ruling on the settlement after the September 17 hearing.

In the event that the proposed settlement is not finalized and implemented, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings) as the discovery process in the foregoing litigation proceedings have not yet been completed.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, we are involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Off-Balance Sheet Arrangements

As of June 30, 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the quarter ended June 30, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2013 Annual Report on Form 20-F, except as disclosed in Note 1 – Basis of presentation and significant accounting policies in the notes to the consolidated financial statements for the three months ended June 30, 2013.